UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE
                                                                      May 22,
2019
  Aneliya Crawford, Esq.
  Partner
  Schulte Roth & Zabel LLP
  New York, New York 10022

           Re:     Argo Group International Holdings, Ltd.
                   DFAN14A filed by Voce Catalyst Partners LP, et al. Filed May 21, 2019
                   File No. 001-15259

  Dear Ms. Crawford:

       We have reviewed the above-captioned filing, and have the following comment. Our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

         After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  1. The press release attached as exhibit 99 indicates that Voce has decided to cease soliciting proxies. Voce then encourages shareholders to follow its "lead and withhold their votes on the Company's card." Contrary to Voce's representation that it ceased soliciting proxies, however, its encouragement that shareholders withhold votes nevertheless still constitutes a solicitation as defined in Rule 14a-1(l)(1)(iii). Please confirm for us that Voce will cease and desist from all future soliciting activities.

  2. The press release further indicates that Voce appreciates "the support" it has received from fellow shareholders. The form of proxy attached to Voce's definitive proxy statement that
     Voce presumably distributed to these same supportive shareholders represented that the
     "PROXY WILL BE VOTED AS DIRECTED." We are unaware of any reasonably specified conditions to which Voce's undertaking to vote as directed was qualified. Please advise us why the press release was seemingly silent with respect to any executed proxies that it has received during this solicitation. Alternatively, please advise us what plans, if any, Voce has with respect to alerting shareholders what actions they need to take to vote at the Argo
     Annual Meeting. See Rule 14a-4(e) and Rule 14a-9.


                                           *       *      *
 Aneliya Crawford, Esq.
May 22, 2019
Page 2

         We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.

                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions